FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1
News Release dated October 21, 2014 entitled, "CN reports Q3-2014 net income of C$853 million, up 21 per cent from year-earlier net income of C$705 million”
"Q3-2014 diluted earnings per share (EPS) of C$1.04 increased 21 per cent over adjusted diluted Q3-2013 EPS of C$0.86 (1) "

Item 2	Unaudited Consolidated Financial Statements and Notes thereto

Item3	Management's Discussion and Analysis

Item4	CEO Certificate

Item5	CFO Certificate

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q3-2014 net income of C$853 million,
up 21 per cent from year-earlier net income of C$705 million

Q3-2014 diluted earnings per share (EPS) of C$1.04 increased 21 per cent over adjusted diluted Q3-2013 EPS of C$0.86 (1)

CN generated record quarterly revenues and improved operating ratio to 58.8 per cent

MONTREAL, Oct. 21, 2014 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2014.

Third-quarter and nine-month 2014 financial highlights
•
Net income was C$853 million, or C$1.04 per diluted share, compared with net income of C$705 million, or C$0.84 per diluted share, for the year-earlier quarter. The Q3-2013 results included a C$19-million (C$0.02 per diluted share) income tax expense resulting from the enactment of higher provincial corporate income tax rates.

•	Excluding the above Q3-2013 income tax expense, Q3-2014 diluted EPS of C$1.04 increased 21 per cent over last year’s adjusted diluted EPS of C$0.86. (1)
•	Operating income for the third quarter of 2014 increased 19 per cent to C$1,286 million.
•
Third-quarter 2014 revenues and carloadings set all-time quarterly records, with revenues rising 16 per cent to C$3,118 million and carloadings increasing 11 per cent to 1,475 thousand. Revenue ton-miles grew by 13 per cent.

•	CN’s operating ratio for Q3-2014 improved by one point to 58.8 per cent from 59.8 per cent for the year-earlier quarter.
•	Free cash flow for the first nine months of 2014 was C$2,045 million, up from C$1,307 million for the comparable period of 2013. (1)

Claude Mongeau, president and chief executive officer, said: “CN delivered outstanding third-quarter financial results while improving customer service levels and maintaining industry-leading operating efficiencies. Solid execution by our team of railroaders enabled us to accommodate the significantly higher freight volume generated by a record Canadian grain crop, strong energy markets, and new business, particularly in intermodal and automotive.

 “The results underscore CN’s commitment to investing ahead of the curve in resources and rail infrastructure and playing our role as a true backbone of the economy.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s third-quarter 2014 net income would have been lower by C$22 million, or C$0.03 per diluted share. (1)

Third-quarter 2014 revenues, traffic volumes and expenses
Revenues for the third quarter of 2014 increased by 16 per cent to an all-time quarterly high of C$3,118 million. Revenues increased for grain and fertilizers (29 per cent), petroleum and chemicals (21 per cent), metals and minerals (17 per cent), automotive (17 per cent), intermodal (14 per cent), and forest products (eight per cent). Coal revenues declined by three per cent.

The increase in revenues was mainly attributable to higher freight volumes due to a record Canadian grain crop, strong energy markets, particularly crude oil and frac sand, new intermodal business including temporary diversions from U.S. west coast ports, as well as new automotive business; the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; and freight rate increases.

Carloadings for the third quarter rose 11 per cent to 1,475 thousand, an all-time record quarterly performance.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased by 13 per cent over the year-earlier quarter. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by two per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Operating expenses for the quarter increased by 14 per cent to C$1,832 million. The increase was mainly attributable to increased purchased services and material expense, increased labor and fringe benefits expense, the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses and higher fuel costs.

Forward-Looking Statements (2)
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Financial outlook and 2014 key assumptions
CN maintains the 2014 financial outlook it issued on July 21, 2014. The Company expects to deliver solid double-digit EPS growth in 2014 over adjusted diluted 2013 EPS of C$3.06, and to generate free cash flow in the range of C$1.8 billion to C$2 billion, excluding major asset sales.

CN has made a number of economic and market assumptions in preparing its 2014 outlook. The Company is forecasting that North American industrial production for the year will increase by about three to four percent, and that U.S. housing starts will be in the range of one million units. CN is also assuming U.S. motor vehicles sales will be approximately 16 million units. In addition, CN is assuming the 2014/2015 grain crop in Canada will be in-line with the five-year average, and is now assuming the 2014/2015 grain crop in the U.S. will be above the five-year average. With these assumptions, CN assumes mid to high single-digit carload growth along with continued pricing improvement above inflation. CN also assumes that the value of the Canadian dollar in U.S. currency will be in the range of $0.90 to $0.95 and the price of crude oil (West Texas Intermediate) to be in the range of US$95-$105 per barrel on average for the full-year 2014. In 2014, CN plans to invest approximately C$2.25 billion in its capital program, of which approximately C$1.2 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. The capital program also includes funds for projects supporting growth and productivity.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2014 outlook.

CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

Consolidated Statement of Income - unaudited
Item 2

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2014	2013	2014	2013
Revenues	$3,118	$2,698	$8,927	$7,830

Operating expenses
Labor and fringe benefits	580	521	1,727	1,588
Purchased services and material	378	318	1,156	987
Fuel	446	390	1,398	1,197
Depreciation and amortization	258	241	771	726
Equipment rents	83	68	244	204
Casualty and other	87	76	267	222
Total operating expenses	1,832	1,614	5,563	4,924
Operating income	1,286	1,084	3,364	2,906
Interest expense	(94)	(89)	(277)	(266)
Other income (loss) (Note 3)	(2)	5	94	75
Income before income taxes	1,190	1,000	3,181	2,715
Income tax expense (Note 7)	(337)	(295)	(858)	(738)
Net income	$853	$705	$2,323	$1,977

Earnings per share (Note 10)
Basic	$1.04	$0.84	$2.83	$2.34
Diluted	$1.04	$0.84	$2.81	$2.33

Weighted-average number of shares (Note 10)
Basic	817.0	839.3	822.2	846.2
Diluted	820.9	842.2	825.8	849.2
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Comprehensive Income - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2014	2013	2014	2013

Net income	$853	$705	$2,323	$1,977

Other comprehensive income (loss) (Note 11)
Net gain (loss) on foreign currency translation	44	(11)	39	24
Net change in pension and other postretirement benefit plans	32	57	95	173
Amortization of gain on treasury lock	(1)	-	(1)	-
Other comprehensive income before income taxes	75	46	133	197
Income tax recovery (expense)	32	(32)	18	(20)
Other comprehensive income	107	14	151	177
Comprehensive income	$960	$719	$2,474	$2,154
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Balance Sheet - unaudited

	September 30	December 31	September 30
In millions	2014	2013	2013

Assets

Current assets
Cash and cash equivalents	$176	$214	$182
Restricted cash and cash equivalents (Note 4)	467	448	529
Accounts receivable (Note 4)	939	815	868
Material and supplies	372	274	317
Deferred and receivable income taxes	72	137	74
Other	82	89	67
Total current assets	2,108	1,977	2,037
Properties	27,410	26,227	25,383
Intangible and other assets	2,155	1,959	377
Total assets	$31,673	$30,163	$27,797

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,718	$1,477	$1,499
Current portion of long-term debt (Note 4)	485	1,021	1,488
Total current liabilities	2,203	2,498	2,987
Deferred income taxes	6,920	6,537	5,884
Pension and other postretirement benefits, net of current portion	554	541	589
Other liabilities and deferred credits	893	815	760
Long-term debt	7,356	6,819	6,010
Shareholders’ equity
Common shares	3,965	4,015	4,036
Accumulated other comprehensive loss (Note 11)	(1,699)	(1,850)	(3,080)
Retained earnings	11,481	10,788	10,611
Total shareholders’ equity	13,747	12,953	11,567
Total liabilities and shareholders’ equity	$31,673	$30,163	$27,797
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2014	2013	2014	2013

Common shares (1)
Balance, beginning of period	$3,975	$4,063	$4,015	$4,108
Stock options exercised and other	13	8	31	35
Share repurchase programs (Note 4)	(23)	(35)	(81)	(107)
Balance, end of period	$3,965	$4,036	$3,965	$4,036

Accumulated other comprehensive loss (Note 11)
Balance, beginning of period	$(1,806)	$(3,094)	$(1,850)	$(3,257)
Other comprehensive income	107	14	151	177
Balance, end of period	$(1,699)	$(3,080)	$(1,699)	$(3,080)

Retained earnings
Balance, beginning of period	$11,174	$10,416	$10,788	$10,167
Net income	853	705	2,323	1,977
Share repurchase programs (Note 4)	(342)	(330)	(1,014)	(988)
Dividends	(204)	(180)	(616)	(545)
Balance, end of period	$11,481	$10,611	$11,481	$10,611
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2014, the Company issued 0.4 million and 0.9 million common shares, respectively, as a result of stock options exercised and repurchased 4.9 million and 16.8 million common shares, respectively, under its current share repurchase program. At September 30, 2014, the Company had 814.7 million common shares outstanding.

During the three and nine months ended September 30, 2013, the Company issued 0.1 million and 1.2 million common shares, respectively, as a result of stock options exercised and repurchased 7.1 million and 22.1 million common shares, respectively, under its previous share repurchase program. At September 30, 2013, the Company had 835.9 million common shares outstanding.

Canadian National Railway Company

Consolidated Statement of Cash Flows - unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2014	2013	2014	2013

Operating activities
Net income	$853	$705	$2,323	$1,977
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	258	241	771	726
Deferred income taxes	67	13	215	169
Gain on disposal of property (Note 3)	-	-	(80)	(69)
Changes in operating assets and liabilities:
Accounts receivable	26	(3)	(73)	(23)
Material and supplies	(11)	11	(92)	(84)
Accounts payable and other	100	57	196	(146)
Other current assets	13	17	24	28
Pensions and other, net	22	25	(38)	(128)
Net cash provided by operating activities	1,328	1,066	3,246	2,450

Investing activities
Property additions	(620)	(539)	(1,350)	(1,185)
Disposal of property (Note 3)	76	-	173	52
Change in restricted cash and cash equivalents	1	(32)	(19)	(8)
Other, net	(9)	(8)	(24)	(10)
Net cash used in investing activities	(552)	(579)	(1,220)	(1,151)

Financing activities
Issuance of debt, excluding commercial paper (Note 4)	-	210	347	715
Repayment of debt, excluding commercial paper	(222)	(104)	(795)	(1,000)
Net issuance of commercial paper	64	58	73	609
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	11	5	24	28
Repurchase of common shares (Note 4)	(383)	(383)	(1,095)	(1,095)
Dividends paid	(204)	(180)	(616)	(545)
Net cash used in financing activities	(734)	(394)	(2,062)	(1,288)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	7	2	(2)	16
Net increase (decrease) in cash and cash equivalents	49	95	(38)	27
Cash and cash equivalents, beginning of period	127	87	214	155
Cash and cash equivalents, end of period	$176	$182	$176	$182

Supplemental cash flow information
Net cash receipts from customers and other	$3,213	$2,633	$8,945	$7,798
Net cash payments for:
Employee services, suppliers and other expenses	(1,561)	(1,256)	(4,757)	(4,169)
Interest	(87)	(85)	(297)	(259)
Personal injury and other claims	(14)	(16)	(38)	(44)
Pensions (Note 6)	(6)	(11)	(106)	(221)
Income taxes	(217)	(199)	(501)	(655)
Net cash provided by operating activities	$1,328	$1,066	$3,246	$2,450
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

1 - Basis of presentation
In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s ("CN" or the "Company") financial position as at September 30, 2014, December 31, 2013 and September 30, 2013, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2014 and 2013.

To be consistent with the basis of presentation used in preparing the Company’s 2013 Annual Consolidated Financial Statements, these unaudited Interim Consolidated Financial Statements and Notes thereto reflect the fourth quarter 2013 common stock split and net basis disclosure of commercial paper as described below.
On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, paid on November 29, 2013 to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and share repurchase programs were adjusted to reflect the issuance of such additional shares. All share and per share data presented herein reflect the impact of the stock split.
Beginning with the fourth quarter of 2013, the Company revised the Consolidated Statement of Cash Flows to present on a net basis the issuances and repayments of commercial paper, all of which have a maturity of less than 90 days and which were previously reported on a gross basis.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2013 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s 2013 Annual Consolidated Financial Statements and Notes thereto.

2 - Recent accounting pronouncement
On May 28, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity’s contracts with customers. The core principle of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual and interim reporting periods beginning after December 15, 2016 and will replace most existing revenue recognition guidance within U.S. GAAP. Early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its Consolidated Financial Statements, related disclosures, as well as which transition method to apply.

3 - Disposal of property
2014
Guelph
On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Guelph”), for cash proceeds of $76 million before transaction costs. The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph. The sale is expected to be recognized in 2018, when the Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph.

Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

2013
Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to FASB Accounting Standards Codification (ASC) 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

4 - Financing activities
Shelf prospectus and registration statement
On February 11, 2014, under its current shelf prospectus and registration statement which expires January 2016, the Company issued $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 14, 2014, the expiry date of the agreement was extended by one year to May 5, 2019. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2014 and December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2014.

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2014, the Company had total borrowings of $350 million ($273 million as at December 31, 2013) presented in Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.12% (1.14% as at December 31, 2013).

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On July 23, 2014, the expiry date of the agreement was extended by one year to February 1, 2017.
The Company accounts for the proceeds of its accounts receivable securitization program as a secured borrowing under ASC 860, Transfers and Servicing. As such, as at September 30, 2014, the Company recorded $50 million ($250 million as at December 31, 2013) of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.23% (1.18% as at December 31, 2013) which is secured by and limited to $56 million ($281 million as at December 31, 2013) of accounts receivable.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2014, the Company had letters of credit drawn of $493 million ($481 million as at December 31, 2013) from a total committed amount of $514 million ($503 million as at December 31, 2013) by the various banks. As at September 30, 2014, cash and cash equivalents of $467 million ($448 million as at December 31, 2013) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Share repurchase programs
On October 22, 2013, the Board of Directors of the Company had approved a share repurchase program which allowed for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 22.3 million common shares for $1.4 billion under this share repurchase program.
The following table provides the information related to the share repurchase programs for the three and nine months ended September 30, 2014 and 2013:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2014	2013	2014	2013
Number of common shares repurchased (1)	4.9	7.1	16.8	22.1
Weighted-average price per share (2)	$75.55	$51.17	$65.40	$49.51
Amount of repurchase	$365	$365	$1,095	$1,095
(1)	Includes common shares purchased in the first quarters of 2014 and 2013 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

  See Note 12 – Subsequent event for additional information on the Company’s new share repurchase program approved on October 21, 2014.

5 - Stock plans
The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2013 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2014 and 2013:
	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Cash settled awards
Share Unit Plan (1)	$40	$17	$85	$38
Voluntary Incentive Deferral Plan (VIDP)	19	4	40	17
Total cash settled awards	59	21	125	55
Stock option awards	2	3	7	7
Total stock-based compensation expense	$61	$24	$132	$62
Tax benefit recognized in income	$16	$7	$35	$15
(1)   The nine months ended September 30, 2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of performance share units by former executives.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Cash settled awards
Share Unit Plan
Following approval by the Board of Directors in January 2014, the Company granted 0.8 million performance share units (PSUs), previously known as restricted share units to designated management employees entitling them to receive payout in cash based on the Company’s share price. The PSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout on PSUs is also conditional on compliance with the conditions of their benefit plans or award agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans or award agreements will forfeit the PSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans or award agreements; the Company may at its discretion change the manner of vesting of the PSUs to suspend payout on any PSUs pending resolution of such matter.

The following table provides the 2014 activity for all cash settled awards:

	PSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2013	1.7	0.9	-	2.3
Granted (Payout)	0.8	(0.9)	-	(0.1)
Outstanding at September 30, 2014	2.5	-	-	2.2

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		PSUs (1)					VIDP (2)		Total
Year of grant	2014	2013	2012	2011	2010	2009
Stock-based compensation expense (recovery)
recognized over requisite service period
Nine months ended September 30, 2014	$22	$30	$35	$(2)	$-	$-	$40		$125
Nine months ended September 30, 2013 (3)	N/A	$12	$22	$17	$(4)	$(9)	$17		$55

Liability outstanding
September 30, 2014	$23	$65	$96	$-	$-	$-	$178		$362
December 31, 2013	N/A	$34	$61	$80	$-	$-	$145		$320

Fair value per unit
September 30, 2014 ($)	$71.29	$78.27	$79.26	N/A	N/A	N/A	$79.51		N/A

Fair value of awards vested during the period
Nine months ended September 30, 2014	$-	$-	$-	$-	N/A	N/A	$1		$1
Nine months ended September 30, 2013	N/A	$-	$-	$-	$-	N/A	$1		$1

Nonvested awards at September 30, 2014
Unrecognized compensation cost	$30	$23	$5	$-	N/A	N/A	$2		$60
Remaining recognition period (years)	2.3	1.3	0.3	N/A	N/A	N/A	N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$79.51	$79.51	$79.51	N/A	N/A	N/A	$79.51		N/A
Expected stock price volatility (6)	14%	13%	13%	N/A	N/A	N/A	N/A		N/A
Expected term (years) (7)	2.3	1.3	0.3	N/A	N/A	N/A	N/A		N/A
Risk-free interest rate (8)	1.13%	1.03%	0.92%	N/A	N/A	N/A	N/A		N/A
Dividend rate ($) (9)	$1.00	$1.00	$1.00	N/A	N/A	N/A	N/A		N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of PSUs by former executives.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at September 30, 2014.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2014, the Company granted 1.0 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. At September 30, 2014, 19.2 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at September 30, 2014 was 7.8 million.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

The following table provides the activity of stock option awards during 2014, and for options outstanding and exercisable at September 30, 2014, the weighted-average exercise price and the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on September 30, 2014 at the Company’s closing stock price of $79.51 on the Toronto Stock Exchange.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2013 (1)	7.7	$30.97
Granted	1.0	$58.74
Exercised	(0.9)	$23.17
Outstanding at September 30, 2014 (1)	7.8	$36.19	5.8	$335
Exercisable at September 30, 2014 (1)	5.2	$29.40	4.6	$262
(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2014	2013	2012	2011	2010	2009	Total
Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2014	$4	$1	$1	$1	$-	$-	$7
Nine months ended September 30, 2013	N/A	$4	$1	$1	$1	$-	$7

Fair value per unit
At grant date ($)	$11.09	$8.52	$7.74	$7.83	$6.55	$6.30	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2014	$-	$2	$2	$3	$2	$-	$9
Nine months ended September 30, 2013	N/A	$-	$2	$3	$2	$4	$11

Nonvested awards at September 30, 2014
Unrecognized compensation cost	$5	$2	$1	$1	$-	$-	$9
Remaining recognition period (years)	3.3	2.3	1.3	0.3	-	-	N/A

Assumptions
Grant price ($)	$58.74	$47.47	$38.35	$34.47	$27.38	$21.07	N/A
Expected stock price volatility (2)	23%	23%	26%	26%	28%	39%	N/A
Expected term (years) (3)	5.4	5.4	5.4	5.3	5.4	5.3	N/A
Risk-free interest rate (4)	1.51%	1.41%	1.33%	2.53%	2.44%	1.97%	N/A
Dividend rate ($) (5)	$1.00	$0.86	$0.75	$0.65	$0.54	$0.51	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

6 - Pensions and other postretirement benefits
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Current or former executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

For the three and nine months ended September 30, 2014 and 2013, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

Components of net periodic benefit cost (income) for pensions

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Service cost	$33	$39	$99	$117
Interest cost	178	165	533	494
Settlement gain	-	-	-	(1)
Expected return on plan assets	(245)	(240)	(734)	(719)
Amortization of prior service cost	1	1	3	3
Amortization of net actuarial loss	31	57	93	170
Net periodic benefit cost (income)	$(2)	$22	$(6)	$64

Components of net periodic benefit cost for other postretirement benefits

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Service cost	$1	$1	$2	$2
Interest cost	2	3	8	8
Amortization of prior service cost	1	-	2	1
Amortization of net actuarial gain	(1)	(1)	(3)	(1)
Net periodic benefit cost	$3	$3	$9	$10

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States (U.S.) and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the U.S. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2013, were filed in June 2014 and identified a going-concern surplus of approximately $1.6 billion and a solvency deficit of approximately $1.7 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first nine months of 2014 and 2013 of $106 million and $221 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. These pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans. Voluntary contributions can be treated as a prepayment against the Company’s required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $250 million of such prepayments during the first nine months of 2014 and will apply approximately $75 million for the remainder of the year.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

7 - Income taxes
The Company recorded income tax expense of $337 million and $858 million for the three and nine months ended September 30, 2014, respectively, compared to $295 million and $738 million, respectively, for the same periods in 2013.
Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties, which was recorded in the first quarter.
Included in the 2013 figures was a net income tax recovery of $7 million consisting of a $19 million and a $5 million income tax expense resulting from the enactment of higher provincial corporate income tax rates, which were recorded in the third and second quarter respectively; a $15 million income tax recovery resulting from the recognition of U.S. state income tax losses, which was recorded in the second quarter; and a $16 million income tax recovery resulting from a revision of the apportionment of U.S. state income taxes which was recorded in the first quarter.

8 - Major commitments and contingencies
Commitments
As at September 30, 2014, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $966 million ($482 million as at December 31, 2013). The Company also has estimated remaining commitments of approximately $283 million (US$252 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC) by December 31, 2015.
In addition, the Company has estimated remaining commitments, through to December 31, 2016, of approximately $66 million (US$59 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.
The Company also has agreements with fuel suppliers which allow but do not require the Company to purchase approximately all of its estimated remaining 2014 volume, approximately 80% of its anticipated 2015 volume, 70% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

As at September 30, 2014, the Company had aggregate reserves for personal injury and other claims of $318 million, of which $49 million was recorded as a current liability ($316 million as at December 31, 2013, of which $45 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2014, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 260 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at September 30, 2014, the Company had aggregate accruals for environmental costs of $118 million, of which $43 million was recorded as a current liability ($119 million as at December 31, 2013, of which $41 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2014 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(a)	the lack of specific technical information available with respect to many sites;
(b)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(c)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(d)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2014 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2014, the maximum exposure in respect of these guarantees was $187 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at September 30, 2014, the Company, including certain of its subsidiaries, had granted $493 million of irrevocable standby letters of credit and $95 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2014, the maximum potential liability under these guarantee instruments was $588 million, of which $525 million related to workers’ compensation and other employee benefit liabilities and $63 million related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at September 30, 2014 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2014 and 2016.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

9 - Financial instruments
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:       Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:       Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Intangible and other assets
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs.

Debt
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table provides the carrying amounts and estimated fair values of the Company’s financial instruments as at September 30, 2014 and December 31, 2013 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	September 30, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$58	$175	$57	$164
Financial liabilities
Total debt	$7,841	$8,988	$7,840	$8,683

10 - Earnings per share
The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2014	2013	2014	2013
Net income	$853	$705	$2,323	$1,977

Weighted-average shares outstanding	817.0	839.3	822.2	846.2
Effect of stock options	3.9	2.9	3.6	3.0
Weighted-average diluted shares outstanding	820.9	842.2	825.8	849.2

Basic earnings per share	$1.04	$0.84	$2.83	$2.34
Diluted earnings per share	$1.04	$0.84	$2.81	$2.33

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

11 – Accumulated other comprehensive loss
The components of Accumulated other comprehensive loss are as follows:

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments		Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2014	$(538)	$(1,452)	$8		$(1,982)		$176		$(1,806)
Other comprehensive income (loss) before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	349				349		-		349
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(305)				(305)		41		(264)

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		30			30	(1)	(9)	(2)	21
Amortization of prior service cost		2			2	(1)	-	(2)	2
Amortization of gain on treasury lock			(1)	(3)	(1)		-		(1)
Other comprehensive income (loss)	44	32	(1)		75		32		107
Balance at September 30, 2014	$(494)	$(1,420)	$7		$(1,907)		$208		$(1,699)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments		Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8		$(2,040)		$190		$(1,850)
Other comprehensive income (loss) before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	368				368		-		368
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(329)				(329)		42		(287)

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		90			90	(1)	(24)	(2)	66
Amortization of prior service cost		5			5	(1)	-	(2)	5
Amortization of gain on treasury lock			(1)	(3)	(1)		-		(1)
Other comprehensive income (loss)	39	95	(1)		133		18		151
Balance at September 30, 2014	$(494)	$(1,420)	$7		$(1,907)		$208		$(1,699)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(2) Included in Income tax expense on the Consolidated Statement of Income.
(3) Related to treasury lock transactions settled in prior years, which are being amortized over the terms of the related debt to Interest expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2013	$(544)	$(3,174)	$8	$(3,710)		$616		$(3,094)
Other comprehensive income (loss) before reclassifications:

Unrealized foreign exchange loss on translation of net investment in foreign operations	(134)			(134)		-		(134)
Unrealized foreign exchange gain on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	123			123		(17)		106

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		56		56	(1)	(15)	(2)	41
Amortization of prior service cost		1		1	(1)	-	(2)	1
Other comprehensive income (loss)	(11)	57	-	46		(32)		14
Balance at September 30, 2013	$(555)	$(3,117)	$8	$(3,664)		$584		$(3,080)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2012	$(579)	$(3,290)	$8	$(3,861)		$604		$(3,257)
Other comprehensive income (loss) before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	221			221		-		221
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(197)			(197)		25		(172)

Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		169		169	(1)	(44)	(2)	125
Amortization of prior service cost		4		4	(1)	(1)	(2)	3
Other comprehensive income (loss)	24	173	-	197		(20)		177
Balance at September 30, 2013	$(555)	$(3,117)	$8	$(3,664)		$584		$(3,080)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(2) Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

12 - Subsequent event
Share repurchase program
On October 21, 2014, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Canadian National Railway Company

Selected Railroad Statistics - unaudited

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013

Statistical operating data
Rail freight revenues ($ millions) (1)	2,920	2,519	8,440	7,367
Gross ton miles (GTM) (millions)	115,348	100,321	333,067	298,169
Revenue ton miles (RTM) (millions)	58,946	52,188	172,361	155,466
Carloads (thousands)	1,475	1,333	4,177	3,880
Route miles (includes Canada and the U.S.)	19,600	19,900	19,600	19,900
Employees (end of period)	25,032	23,664	25,032	23,664
Employees (average for the period)	24,915	23,756	24,412	23,706

Productivity
Operating ratio (%)	58.8	59.8	62.3	62.9
Rail freight revenue per RTM (cents) (1)	4.95	4.83	4.90	4.74
Rail freight revenue per carload ($) (1)	1,980	1,890	2,021	1,899
Operating expenses per GTM (cents)	1.59	1.61	1.67	1.65
Labor and fringe benefits expense per GTM (cents)	0.50	0.52	0.52	0.53
GTMs per average number of employees (thousands)	4,630	4,223	13,644	12,578
Diesel fuel consumed (US gallons in millions)	108.1	96.8	327.3	302.0
Average fuel price ($/US gallon)	3.62	3.52	3.80	3.52
GTMs per US gallon of fuel consumed	1,067	1,036	1,018	987

Safety indicators
Injury frequency rate (per 200,000 person hours) (2)	2.17	1.72	1.91	1.52
Accident rate (per million train miles) (2)	3.25	1.37	2.69	2.04

Financial ratio
Debt-to-total capitalization ratio (% at end of period) (3)	36.3	39.3	36.3	39.3
Statistical operating data, productivity measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the comparative data have been restated.

(1)       In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company's previously reported results of operations as Total revenues remains unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization ratio is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Canadian National Railway Company

Supplementary Information - unaudited

	Three months ended September 30				Nine months ended September 30

	2014	2013	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)	2014	2013	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)
Revenues (millions of dollars) (1)
Petroleum and chemicals	594	489	21%	18%	1,726	1,431	21%	15%
Metals and minerals	388	332	17%	13%	1,066	929	15%	9%
Forest products	393	365	8%	4%	1,125	1,064	6%	1%
Coal	185	191	(3%)	(6%)	568	553	3%	(1%)
Grain and fertilizers	469	363	29%	26%	1,426	1,162	23%	19%
Intermodal	731	642	14%	12%	2,068	1,808	14%	12%
Automotive	160	137	17%	13%	461	420	10%	5%
Total rail freight revenues	2,920	2,519	16%	13%	8,440	7,367	15%	10%
Other revenues	198	179	11%	7%	487	463	5%	1%
Total revenues	3,118	2,698	16%	13%	8,927	7,830	14%	10%
Revenue ton miles (millions)
Petroleum and chemicals	13,576	11,033	23%	23%	39,234	32,428	21%	21%
Metals and minerals	6,664	5,825	14%	14%	17,691	16,022	10%	10%
Forest products	7,581	7,508	1%	1%	21,718	22,317	(3%)	(3%)
Coal	5,289	6,057	(13%)	(13%)	16,316	17,342	(6%)	(6%)
Grain and fertilizers	12,116	9,105	33%	33%	37,502	30,556	23%	23%
Intermodal	12,868	11,986	7%	7%	37,577	34,722	8%	8%
Automotive	852	674	26%	26%	2,323	2,079	12%	12%
Total revenue ton miles	58,946	52,188	13%	13%	172,361	155,466	11%	11%
Rail freight revenue / RTM (cents) (1)
Petroleum and chemicals	4.38	4.43	(1%)	(4%)	4.40	4.41	-	(5%)
Metals and minerals	5.82	5.70	2%	(1%)	6.03	5.80	4%	(1%)
Forest products	5.18	4.86	7%	3%	5.18	4.77	9%	4%
Coal	3.50	3.15	11%	8%	3.48	3.19	9%	5%
Grain and fertilizers	3.87	3.99	(3%)	(5%)	3.80	3.80	-	(3%)
Intermodal	5.68	5.36	6%	4%	5.50	5.21	6%	4%
Automotive	18.78	20.33	(8%)	(11%)	19.85	20.20	(2%)	(6%)
Total rail freight revenue per RTM	4.95	4.83	2%	-	4.90	4.74	3%	-
Carloads (thousands)
Petroleum and chemicals	168	152	11%	11%	489	452	8%	8%
Metals and minerals	295	285	4%	4%	769	803	(4%)	(4%)
Forest products	111	114	(3%)	(3%)	324	338	(4%)	(4%)
Coal	126	109	16%	16%	392	316	24%	24%
Grain and fertilizers	153	126	21%	21%	465	401	16%	16%
Intermodal	563	493	14%	14%	1,567	1,402	12%	12%
Automotive	59	54	9%	9%	171	168	2%	2%
Total carloads	1,475	1,333	11%	11%	4,177	3,880	8%	8%
Rail freight revenue / carload (dollars) (1)
Petroleum and chemicals	3,536	3,217	10%	7%	3,530	3,166	11%	7%
Metals and minerals	1,315	1,165	13%	9%	1,386	1,157	20%	14%
Forest products	3,541	3,202	11%	7%	3,472	3,148	10%	5%
Coal	1,468	1,752	(16%)	(18%)	1,449	1,750	(17%)	(20%)
Grain and fertilizers	3,065	2,881	6%	4%	3,067	2,898	6%	2%
Intermodal	1,298	1,302	-	(2%)	1,320	1,290	2%	-
Automotive	2,712	2,537	7%	4%	2,696	2,500	8%	3%
Total rail freight revenue per carload	1,980	1,890	5%	2%	2,021	1,899	6%	3%
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.
(1)
In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as Total revenues remains unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

Canadian National Railway Company

Non-GAAP Measures

Adjusted performance measures
For the three and nine months ended September 30, 2014, the Company reported adjusted net income of $853 million, or $1.04 per diluted share and $2,251 million, or $2.72 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share).
For the three and nine months ended September 30, 2013, the Company reported adjusted net income of $724 million, or $0.86 per diluted share and $1,947 million, or $2.30 per diluted share, respectively. The adjusted figures for the three and nine months ended September 30, 2013 exclude an income tax expense of $19 million ($0.02 per diluted share) resulting from the enactment of higher provincial corporate income tax rates. The adjusted figures for the nine months ended September 30, 2013 also exclude a gain on exchange of perpetual railroad operating easements, including the track and roadway assets on specific rail lines, of $29 million, or $18 million after-tax ($0.02 per diluted share); an income tax expense of $5 million ($0.01 per diluted share) resulting from the enactment of higher provincial corporate income tax rates and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2014 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2014 and 2013, to the adjusted performance measures presented herein.

	Three months ended September 30, 2014			Nine months ended September 30, 2014
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues	$3,118	$-	$3,118	$8,927	$-	$8,927
Operating expenses	1,832	-	1,832	5,563	-	5,563
Operating income	1,286	-	1,286	3,364	-	3,364
Interest expense	(94)	-	(94)	(277)	-	(277)
Other income (loss)	(2)	-	(2)	94	(80)	14
Income before income taxes	1,190	-	1,190	3,181	(80)	3,101
Income tax expense	(337)	-	(337)	(858)	8	(850)
Net income	$853	$-	$853	$2,323	$(72)	$2,251
Operating ratio	58.8%		58.8%	62.3%		62.3%
Effective tax rate	28.3%		28.3%	27.0%		27.4%
Basic earnings per share	$1.04	$-	$1.04	$2.83	$(0.09)	$2.74
Diluted earnings per share	$1.04	$-	$1.04	$2.81	$(0.09)	$2.72

	Three months ended September 30, 2013			Nine months ended September 30, 2013
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues	$2,698	$-	$2,698	$7,830	$-	$7,830
Operating expenses	1,614	-	1,614	4,924	-	4,924
Operating income	1,084	-	1,084	2,906	-	2,906
Interest expense	(89)	-	(89)	(266)	-	(266)
Other income	5	-	5	75	(69)	6
Income before income taxes	1,000	-	1,000	2,715	(69)	2,646
Income tax expense	(295)	19	(276)	(738)	39	(699)
Net income	$705	$19	$724	$1,977	$(30)	$1,947
Operating ratio	59.8%		59.8%	62.9%		62.9%
Effective tax rate	29.5%		27.6%	27.2%		26.4%
Basic earnings per share	$0.84	$0.02	$0.86	$2.34	$(0.03)	$2.31
Diluted earnings per share	$0.84	$0.02	$0.86	$2.33	$(0.03)	$2.30

Canadian National Railway Company

Non-GAAP Measures

Constant currency
Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.09 per US$1.00, for both the three and nine months ended September 30, 2014, and $1.04 and $1.02 per US$1.00, respectively, for the three and nine months ended September 30, 2013.
On a constant currency basis, the Company’s net income for the three and nine months ended September 30, 2014 would have been lower by $22 million, or $0.03 per diluted share and $76 million, or $0.09 per diluted share, respectively. The following table presents a reconciliation of 2014 net income as reported to net income on a constant currency basis:

	Three months ended	Nine months ended
In millions	September 30, 2014	September 30, 2014
Net income, as reported	$853	$2,323

Impact due to the weakening Canadian dollar included in net income	(18)	(70)
Decrease due to the weakening Canadian dollar on additional year-over-year US$ net income	(4)	(6)
Impact of foreign exchange using constant currency rates	(22)	(76)
Net income, on a constant currency basis	$831	$2,247

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.
The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Net cash provided by operating activities	$1,328	$1,066	$3,246	$2,450
Net cash used in investing activities	(552)	(579)	(1,220)	(1,151)
Net cash provided before financing activities	776	487	2,026	1,299

Adjustment:
Change in restricted cash and cash equivalents	(1)	32	19	8
Free cash flow	$775	$519	$2,045	$1,307

Canadian National Railway Company

Management’s Discussion and Analysis

Item 3

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2014 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2013 Annual MD&A.

Business profile
CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the nine months ended September 30, 2014, no individual commodity group accounted for more than 23% of total revenues. From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 32% transborder traffic, 19% Canadian domestic traffic and 32% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization
The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 14 – Segmented information to the Company’s 2013 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview
CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By deepening customer engagement, leveraging the strength of its franchise, and delivering operational and service excellence, the Company seeks to provide quality and cost-effective service that creates value for its customers.
CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating and customer service metrics that the Company focuses on to measure efficiency, safety and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, paid on November 29, 2013 to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and share repurchase programs were adjusted to reflect the issuance of such additional shares. All share and per share data presented herein reflect the impact of the stock split.
For 2014, the Company’s Board of Directors approved an increase of 16% to the quarterly dividend to common shareholders, from $0.215 per share in 2013 to $0.250 per share. On October 22, 2013, the Company’s Board of Directors had approved a share repurchase program which allowed for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014. The Company repurchased a total of 22.3 million common shares for $1.4 billion under this share repurchase program. On October 21, 2014,

Canadian National Railway Company

Management’s Discussion and Analysis

the Company’s Board of Directors approved a new share repurchase program, which allows for the repurchase of up to 28.0 million common shares between October 24, 2014 and October 23, 2015. Share repurchases are made pursuant to a normal course issuer bid at prevailing market prices, plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety and sustainability, and developing people. For many years, CN has operated with a mindset that drives efficiency. The CN Precision Railroading model, which focuses on improving every process that affects delivery of customers’ goods, continues to guide the Company’s performance. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. It demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. It also aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. The Company maintains that philosophy today and works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN’s business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy has been a key contributor to CN’s earnings growth and improved return on invested capital. The Company has also set its sights on becoming a true supply chain enabler by helping to elevate service performance end-to-end. CN is pursuing better end-to-end service and greater operating efficiencies while helping customers win in their own markets. While CN is a leader in fast and reliable service hub-to-hub, the Company strives to distinguish itself by bringing greater value to the entire range of customer touch points. The Company continues to strengthen its commitment to operational and service excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN’s major push in first-mile/last-mile activities is all about quality interaction with customers – from developing a sharper outside-in perspective to better monitoring of traffic forecasts; from the Company’s car management distribution activities to higher and more responsive car order fulfillment; and from improving customer communication to iAdvise (proactive customer communication system at the local level). CN’s broad-based service innovations benefit customers and support the Company’s goal to grow the business faster than the overall economy. CN understands the importance of being the best operator in the business, and being the best service innovator as well. Service excellence means expanding CN’s perspective, working more closely, and building on mutual trust, with customers and supply chain partners as well as involving all relevant areas of the Company in the process. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization
The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, delivering operational and service excellence by providing a high level of service to customers while operating safely and efficiently, and meeting short- and long-term financial commitments.
In 2014, the Company expects North American industrial production to increase in the range of three to four percent as well as continued improvements in U.S. housing starts and U.S. automotive sales. For the 2014/2015 crop year, the Company assumes Canadian grain production to be in line with the five-year average and U.S. grain production to be above the five-year average.
To meet its business plan objectives, the Company’s priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to drive growth. Improvements are coming from several key thrusts including first-mile/last-mile initiatives that improve customer service at origin and destination, and a supply chain perspective that emphasizes collaboration and better end-to-end service. The Company sees opportunities for growth across most markets, led by energy-related commodities, particularly crude oil and frac sand; by overseas container traffic; by market share gains against truck in domestic intermodal; by a continued recovery in the U.S. housing market; as well as continued strong grain offshore exports. Longer term, the Company expects growth in offshore export markets including metallurgical and thermal coal as well as potash.
To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as undertake productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, the Company’s locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information

Canadian National Railway Company

Management’s Discussion and Analysis

and the optimization of work scheduling and as a result, better management of its engineering forces on the track. The Company also intends to continue focusing on the reduction of accidents and related costs, as well as costs for legal claims and health care.
CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2014, CN plans to invest approximately $2.25 billion in its capital program, of which approximately $1.2 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. This investment will include the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades.
In 2014, CN’s equipment capital expenditures are targeted to reach approximately $350 million, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, 60 new high-horsepower locomotives will be added to the fleet by the end of the year in addition to the 44 new and 37 second-hand high-horsepower locomotives received in 2013. Of these 60 locomotives, 15 have already been received to-date. Furthermore, orders have been placed for 120 additional locomotives to be received in 2015 and 2016.
In 2014, CN also expects to spend approximately $700 million on facilities, such as transloads and distribution centers, to grow the business, and to improve the productivity and fluidity of the network. The investment includes funds for strategic initiatives, information technology to improve service and operating efficiency, and other projects to increase productivity.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet by monitoring its credit ratios and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, and contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividend payouts; and the repurchase of shares through share buyback programs. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Delivering responsibly
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.
The CN Environmental Policy aims to minimize the impact of the Company’s activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets. All employees must demonstrate commitment to the CN Environmental Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors that has the responsibility of overseeing this policy. This committee’s responsibilities, powers and operation are further described in its charter, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.
The CN Environmental Policy, the Company's CDP (formerly known as "Carbon Disclosure Project") Report, and the Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2014, the Company’s sustainability practices earned it a place as the leader in the Transportation and Transportation Infrastructure Industry sector of the Dow Jones Sustainability World Index (DJSI). This was the third consecutive year that the Company had been listed on the DJSI World Index and the sixth straight year on the DJSI North American Index.
In addition, for its actions to reduce carbon emissions and mitigate the business risks of climate change, CN has been awarded with a position on The A List: The CDP Climate Performance Leadership Index 2014.

Canadian National Railway Company

Management’s Discussion and Analysis

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. As part of a new revitalized company-wide training program aimed at preparing railroaders to be highly skilled, safety conscious and confident in their work environment, CN opened a new state-of-the-art training center located in Winnipeg, Manitoba, in April 2014, and another one in suburban Chicago, Illinois, in July 2014. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results
Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rates were $1.09 per US$1.00, for both the three and nine months ended September 30, 2014, and $1.04 and $1.02 per US$1.00, respectively, for the three and nine months ended September 30, 2013. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Canadian National Railway Company

Management’s Discussion and Analysis

Forward-looking statements
Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	∙ North American and global economic growth
conditions, including those referring to revenue	∙ Long-term growth opportunities being less affected by current economic
growth opportunities	conditions
∙ Year-over-year carload growth

Statements relating to the Company’s ability to meet debt	∙ North American and global economic growth
repayments and future obligations in the foreseeable future,	∙ Adequate credit ratios
including income tax payments, and capital spending	∙ Investment grade credit rating
∙ Access to capital markets
∙ Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	∙ Adequate cash generated from operations and other sources of financing
∙ Adequate long-term return on investment on pension plan assets
∙ Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section of this MD&A entitled Business risks for detailed information on major risk factors.
CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial and statistical highlights

	Three months ended September 30		Nine months ended September 30
$ in millions, except per share data or unless otherwise indicated	2014	2013	2014	2013

Financial results
Revenues	$3,118	$2,698	$8,927	$7,830
Operating income	$1,286	$1,084	$3,364	$2,906
Net income (1) (2)	$853	$705	$2,323	$1,977
Operating ratio	58.8%	59.8%	62.3%	62.9%
Basic earnings per share (1) (2)	$1.04	$0.84	$2.83	$2.34
Diluted earnings per share (1) (2)	$1.04	$0.84	$2.81	$2.33
Dividend declared per share	$0.250	$0.215	$0.750	$0.645

Financial position
Total assets	$31,673	$27,797	$31,673	$27,797
Total long-term liabilities	$15,723	$13,243	$15,723	$13,243

Statistical operating data and productivity measures (3)
Employees (average for the period)	24,915	23,756	24,412	23,706
Gross ton miles (GTM) per average number of employees (thousands)	4,630	4,223	13,644	12,578
GTMs per US gallon of fuel consumed	1,067	1,036	1,018	987
(1)	The figures for the nine months ended September 30, 2014 include a gain on disposal of the Deux-Montagnes subdivision of $80 million, or $72 million after-tax ($0.09 per basic or diluted share).

(2)
The figures for the three and nine months ended September 30, 2013 include an income tax expense of $19 million ($0.02 per basic or diluted share) resulting from the enactment of higher provincial corporate income tax rates. The figures for the nine months ended September 30, 2013 also include a gain on exchange of perpetual railroad operating easements on specific rail lines of $29 million, or $18 million after-tax ($0.02 per basic or diluted share); an income tax expense of $5 million ($0.01 per basic or diluted share) resulting from the enactment of higher provincial corporate tax rates; and a gain on disposal of a segment of the Oakville subdivision of $40 million, or $36 million after-tax ($0.04 per basic or diluted share).

(3)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial results
Third quarter and first nine months of 2014 compared to corresponding periods in 2013
Third quarter 2014 net income was $853 million, an increase of $148 million, or 21%, when compared to the same period in 2013, with diluted earnings per share rising 24% to $1.04. Net income for the nine months ended September 30, 2014 was $2,323 million, an increase of $346 million, or 18%, when compared to the same period in 2013, with diluted earnings per share rising 21% to $2.81.
Included in the results for the nine months ended September 30, 2014 was a gain on disposal of the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share). Included in the results for the three and nine months ended September 30, 2013 was an income tax expense of $19 million ($0.02 per diluted share) resulting from the enactment of higher provincial corporate income tax rates. Also included in the results for the nine months ended September 30, 2013 was a gain on exchange of perpetual railroad operating easements, including the track and roadway assets on specific rail lines (collectively the “exchange of easements”), of $29 million, or $18 million after-tax ($0.02 per diluted share); an income tax expense of $5 million ($0.01 per diluted share) resulting from the enactment of higher provincial corporate income tax rates; and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), of $40 million, or $36 million after-tax ($0.04 per diluted share).
Foreign exchange fluctuations have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in a positive impact to net income for the third quarter and first nine months of 2014 of $18 million ($0.02 per diluted share) and $70 million ($0.08 per diluted share), respectively.
Revenues for the quarter ended September 30, 2014 totaled $3,118 million compared to $2,698 million in the same period in 2013, an increase of $420 million, or 16%. Revenues for the first nine months of 2014 were $8,927 million, an increase of $1,097 million, or 14%, when compared to the same period in 2013. The increases were mainly attributable to higher freight volumes due to a record Canadian grain crop, strong energy markets, particularly crude oil and frac sand, new intermodal business including temporary diversions from U.S. west coast ports, as well as new automotive business; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and freight rate increases. Fuel surcharge revenues increased by $34 million in the third quarter and $80 million in the first nine months of 2014 when compared to the same periods in 2013, primarily due to higher freight volumes.
Operating expenses for the third quarter of 2014 amounted to $1,832 million compared to $1,614 million in the same quarter of 2013. Operating expenses for the first nine months of 2014 were $5,563 million compared to $4,924 million in the same period of 2013. The increase of $218 million, or 14%, in the third quarter of 2014 was mainly attributable to increased purchased services and material expense, increased labor and fringe benefits expense, the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, and higher fuel costs. The increase of $639 million, or 13%, in the first nine months of 2014 was mainly attributable to the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, increased purchased services and material expense, higher fuel costs, as well as increased labor and fringe benefits expense.
The operating ratio, defined as operating expenses as a percentage of revenues, was 58.8% in the third quarter of 2014, compared to 59.8% in the third quarter of 2013, a 1.0-point improvement. The nine-month operating ratio was 62.3% in 2014, compared to 62.9% in 2013, a 0.6-point improvement.

Canadian National Railway Company

Management’s Discussion and Analysis

Revenues
	Three months ended September 30				Nine months ended September 30
In millions, unless otherwise indicated	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency

Rail freight revenues	$2,920	$2,519	16%	13%	$8,440	$7,367	15%	10%
Other revenues	198	179	11%	7%	487	463	5%	1%
Total revenues	$3,118	$2,698	16%	13%	$8,927	$7,830	14%	10%
Rail freight revenues
Petroleum and chemicals	$594	$489	21%	18%	$1,726	$1,431	21%	15%
Metals and minerals	388	332	17%	13%	1,066	929	15%	9%
Forest products	393	365	8%	4%	1,125	1,064	6%	1%
Coal	185	191	(3%)	(6%)	568	553	3%	(1%)
Grain and fertilizers	469	363	29%	26%	1,426	1,162	23%	19%
Intermodal	731	642	14%	12%	2,068	1,808	14%	12%
Automotive	160	137	17%	13%	461	420	10%	5%
Total rail freight revenues	$2,920	$2,519	16%	13%	$8,440	$7,367	15%	10%
Revenue ton miles (RTM) (millions)	58,946	52,188	13%	13%	172,361	155,466	11%	11%
Rail freight revenue/RTM (cents)	4.95	4.83	2%	-	4.90	4.74	3%	-

In order to better represent rail freight and related revenues within the commodity groups and maintain non-rail services that support CN’s rail business within Other revenues, certain other revenues were reclassified to the commodity groups within rail freight revenues. Revenues earned from trucking intermodal goods were reclassified from Other revenues to the Intermodal commodity group and services that relate to the movement of rail freight were reclassified from Other revenues to the related commodity groups. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation as discussed herein. This change has no impact on the Company’s previously reported results of operations as Total revenues remains unchanged.
Revenues for the quarter ended September 30, 2014 totaled $3,118 million compared to $2,698 million in the same period in 2013, an increase of $420 million, or 16%. Revenues for the first nine months of 2014 were $8,927 million, an increase of $1,097 million, or 14%, when compared to the same period in 2013. The increases were mainly attributable to higher freight volumes due to a record Canadian grain crop, strong energy markets, particularly crude oil and frac sand, new intermodal business including temporary diversions from U.S. west coast ports, as well as new automotive business; the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; and freight rate increases. Fuel surcharge revenues increased by $34 million in the third quarter and $80 million in the first nine months of 2014 when compared to the same periods in 2013, primarily due to higher freight volumes.
Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 13% in the third quarter and 11% in the first nine months of 2014 when compared to the same periods in 2013. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 2% in the third quarter and 3% in the first nine months of 2014, when compared to the same periods in 2013, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Canadian National Railway Company

Management’s Discussion and Analysis

Petroleum and chemicals
	Three months ended September 30				Nine months ended September 30
	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$594	$489	21%	18%	$1,726	$1,431	21%	15%
RTMs (millions)	13,576	11,033	23%	23%	39,234	32,428	21%	21%
Revenue/RTM (cents)	4.38	4.43	(1%)	(4%)	4.40	4.41	-	(5%)

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.
Revenues for this commodity group increased by $105 million, or 21%, in the third quarter and $295 million, or 21%, in the first nine months of 2014 when compared to the same periods in 2013. The increases in both the third quarter and first nine months of 2014 were mainly due to higher crude oil and natural gas liquid shipments, the positive translation impact of a weaker Canadian dollar, freight rate increases, and a higher fuel surcharge due to higher volumes. These factors were partly offset by lower volumes of chlorine in the third quarter and sulfur in the first half of 2014. Revenue per revenue ton mile decreased by 1% in the third quarter and remained flat in the first nine months of 2014, when compared to the same periods in 2013, mainly due to a significant increase in the average length of haul, offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Metals and minerals
	Three months ended September 30				Nine months ended September 30
	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$388	$332	17%	13%	$1,066	$929	15%	9%
RTMs (millions)	6,664	5,825	14%	14%	17,691	16,022	10%	10%
Revenue/RTM (cents)	5.82	5.70	2%	(1%)	6.03	5.80	4%	(1%)

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company’s access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.
Revenues for this commodity group increased by $56 million, or 17%, in the third quarter and $137 million, or 15%, in the first nine months of 2014 when compared to the same periods in 2013. The increases in both the third quarter and first nine months of 2014 were mainly due to higher volumes of frac sand, increased shipments of semi-finished steel products, the positive translation impact of a weaker Canadian dollar, and freight rate increases. These increases were partly offset by reduced shipments of short haul iron ore in the first half of 2014 and lower volumes of large diameter pipe due to the completion of pipeline projects last year. Revenue per revenue ton mile increased by 2% in the third quarter and 4% in the first nine months of 2014, when compared to the same periods in 2013, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Canadian National Railway Company

Management’s Discussion and Analysis

Forest products
	Three months ended September 30				Nine months ended September 30
	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$393	$365	8%	4%	$1,125	$1,064	6%	1%
RTMs (millions)	7,581	7,508	1%	1%	21,718	22,317	(3%)	(3%)
Revenue/RTM (cents)	5.18	4.86	7%	3%	5.18	4.77	9%	4%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the U.S.
Revenues for this commodity group increased by $28 million, or 8%, in the third quarter and $61 million, or 6%, in the first nine months of 2014 when compared to the same periods in 2013. The increase in the third quarter of 2014 was mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and higher volumes of lumber and panel boards to U.S. markets. These factors were partly offset by decreased shipments of lumber and wood pulp to offshore markets. The increase in the first nine months of 2014 was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases. These factors were partly offset by decreased shipments of lumber and wood pulp to offshore markets. Revenue per revenue ton mile increased by 7% in the third quarter and 9% in the first nine months of 2014, when compared to the same periods in 2013, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Coal
	Three months ended September 30				Nine months ended September 30
	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$185	$191	(3%)	(6%)	$568	$553	3%	(1%)
RTMs (millions)	5,289	6,057	(13%)	(13%)	16,316	17,342	(6%)	(6%)
Revenue/RTM (cents)	3.50	3.15	11%	8%	3.48	3.19	9%	5%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the midwest and southeast U.S., as well as offshore markets via terminals in the Gulf and the Port of Prince Rupert.
Revenues for this commodity group decreased by $6 million, or 3%, in the third quarter and increased by $15 million, or 3%, in the first nine months of 2014 when compared to the same periods in 2013. The decrease in the third quarter of 2014 was mainly due to lower volumes of coal and petroleum coke through west coast ports, partly offset by higher volumes of thermal coal to U.S. utilities; freight rate increases and the positive translation impact of a weaker Canadian dollar. The increase in the first nine months of 2014 was mainly due to higher volumes of thermal coal to U.S. utilities; freight rate increases; and the positive translation impact of a weaker Canadian dollar; partly offset by lower volumes of coal and petroleum coke through west coast ports. Revenue per revenue ton mile increased by 11% in the third quarter and 9% in the first nine months of 2014, when compared to the same periods in 2013, mainly due to freight rate increases, the positive translation impact of a weaker Canadian dollar, and a significant decrease in the average length of haul.

Canadian National Railway Company

Management’s Discussion and Analysis

Grain and fertilizers
	Three months ended September 30				Nine months ended September 30
	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$469	$363	29%	26%	$1,426	$1,162	23%	19%
RTMs (millions)	12,116	9,105	33%	33%	37,502	30,556	23%	23%
Revenue/RTM (cents)	3.87	3.99	(3%)	(5%)	3.80	3.80	-	(3%)

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.
Revenues for this commodity group increased by $106 million, or 29%, in the third quarter and $264 million, or 23%, in the first nine months of 2014 when compared to the same periods in 2013. The increases in both the third quarter and first nine months of 2014 were mainly due to higher volumes of Canadian wheat, canola and barley for offshore export due to a record Canadian grain crop, increased corn shipments, as well as wheat and oats for domestic consumption; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes of fertilizers in the first half of 2014. Revenue per revenue ton mile decreased by 3% in the third quarter and remained flat in the first nine months of 2014 when compared to the same periods in 2013, mainly due to a significant increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Intermodal
	Three months ended September 30				Nine months ended September 30
	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$731	$642	14%	12%	$2,068	$1,808	14%	12%
RTMs (millions)	12,868	11,986	7%	7%	37,577	34,722	8%	8%
Revenue/RTM (cents)	5.68	5.36	6%	4%	5.50	5.21	6%	4%

The intermodal commodity group includes rail and trucking services and is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, serving both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions.
Revenues for this commodity group increased by $89 million, or 14%, in the third quarter and $260 million, or 14%, in the first nine months of 2014 when compared to the same periods in 2013. The increases in both the third quarter and first nine months of 2014 were mainly due to new business and higher shipments through the ports of Vancouver and Montreal, increased volumes through the Port of Prince Rupert, and temporary diversions from U.S. west coast ports; a higher fuel surcharge due to increased volumes and an increased rate; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These increases were partly offset by reduced domestic volumes serving wholesale channels. Revenue per revenue ton mile increased by 6% in both the third quarter and first nine months of 2014, when compared to the same periods in 2013, mainly due to a higher fuel surcharge rate, the positive translation impact of a weaker Canadian dollar and freight rate increases.

Canadian National Railway Company

Management’s Discussion and Analysis

Automotive
	Three months ended September 30				Nine months ended September 30
	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$160	$137	17%	13%	$461	$420	10%	5%
RTMs (millions)	852	674	26%	26%	2,323	2,079	12%	12%
Revenue/RTM (cents)	18.78	20.33	(8%)	(11%)	19.85	20.20	(2%)	(6%)

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America.
Revenues for this commodity group increased by $23 million, or 17%, in the third quarter and $41 million, or 10%, in the first nine months of 2014 when compared to the same periods in 2013. The increases in both the third quarter and first nine months of 2014 were mainly due to higher volumes of domestic finished vehicle traffic as a result of new business and the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile decreased by 8% in the third quarter and 2% in the first nine months of 2014, when compared to the same periods in 2013, mainly due to a significant increase in the average length of haul, partly offset by the positive translation impact of a weaker Canadian dollar.

Other revenues
	Three months ended September 30				Nine months ended September 30
	2014	2013	% Change	% Change at constant currency	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$198	$179	11%	7%	$487	$463	5%	1%

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing and distribution and automotive logistic services, as well as commuter train revenues.
Other revenues increased by $19 million, or 11%, in the third quarter and $24 million, or 5%, in the first nine months of 2014 when compared to the same periods in 2013. The increase in the third quarter of 2014 was mainly due to the positive translation impact of a weaker Canadian dollar and higher revenues from vessels and docks. The increase in the first nine months of 2014 was mainly due to the positive translation impact of a weaker Canadian dollar and higher revenues from warehouse and distribution.

Canadian National Railway Company

Management’s Discussion and Analysis

Operating expenses
Operating expenses for the third quarter of 2014 amounted to $1,832 million compared to $1,614 million in the same quarter of 2013. Operating expenses for the first nine months of 2014 were $5,563 million compared to $4,924 million in the same period of 2013. The increase of $218 million, or 14%, in the third quarter of 2014 was mainly attributable to increased purchased services and material expense, increased labor and fringe benefits expense, the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, and higher fuel costs. The increase of $639 million, or 13%, in the first nine months of 2014 was mainly attributable to the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, increased purchased services and material expense, higher fuel costs, as well as increased labor and fringe benefits expense.

	Three months ended September 30						Nine months ended September 30
				% Change at constant currency	Percentage of revenues					% Change at constant currency	Percentage of revenues
In millions	2014	2013	% Change		2014	2013	2014	2013	% Change		2014	2013
Labor and fringe benefits	$580	$521	(11%)	(9%)	18.6%	19.3%	$1,727	$1,588	(9%)	(6%)	19.3%	20.3%
Purchased services and material	378	318	(19%)	(16%)	12.1%	11.8%	1,156	987	(17%)	(14%)	13.0%	12.6%
Fuel	446	390	(14%)	(9%)	14.3%	14.5%	1,398	1,197	(17%)	(10%)	15.7%	15.3%
Depreciation and amortization	258	241	(7%)	(5%)	8.3%	8.9%	771	726	(6%)	(4%)	8.6%	9.3%
Equipment rents	83	68	(22%)	(18%)	2.7%	2.5%	244	204	(20%)	(14%)	2.7%	2.6%
Casualty and other	87	76	(14%)	(11%)	2.8%	2.8%	267	222	(20%)	(15%)	3.0%	2.8%
Total operating expenses	$1,832	$1,614	(14%)	(11%)	58.8%	59.8%	$5,563	$4,924	(13%)	(9%)	62.3%	62.9%

Labor and fringe benefits
Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.
Labor and fringe benefits expense increased by $59 million, or 11%, in the third quarter of 2014 and $139 million, or 9%, in the first nine months of 2014 when compared to the same periods in 2013. The increases in both periods were primarily a result of higher stock-based compensation expense, higher headcount to accommodate volume growth, and general wage increases, as well as the negative translation impact of the weaker Canadian dollar. The increases in both periods were partly offset by a decrease in pension expense and by increased labor productivity.

Purchased services and material
Purchased services and material expense primarily includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.
These expenses increased by $60 million, or 19%, in the third quarter and $169 million, or 17%, in the first nine months of 2014 when compared to the same periods in 2013. The increase in the third quarter was mainly due to increased freight volumes affecting materials and third-party non-rail transportation providers, as well as the negative translation impact of the weaker Canadian dollar. The increase in the nine-month period was mainly due to weather-related conditions in the first quarter of 2014 that impacted materials, utilities, and maintenance costs for rolling stock; the negative translation impact of the weaker Canadian dollar; as well as increased freight volumes affecting materials and third-party non-rail transportation carriers.

Fuel
Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.
These expenses increased by $56 million, or 14%, in the third quarter and $201 million, or 17%, in the first nine months of 2014 when compared to the same periods in 2013. The increase in the third quarter was primarily due to higher freight volumes and the negative translation impact of the weaker Canadian dollar, partly offset by a lower US dollar average price for fuel and increased fuel productivity. The increase in the nine-month period was primarily due to higher freight volumes, the negative translation impact of the weaker Canadian dollar, as well as a higher US dollar average price for fuel, partly offset by increased fuel productivity.

Canadian National Railway Company

Management’s Discussion and Analysis

Depreciation and amortization
Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.
These expenses increased by $17 million, or 7%, in the third quarter and $45 million, or 6%, in the first nine months of 2014 when compared to the same periods in 2013. The increase in the third quarter was mainly due to the impact of net capital additions. The increase in the nine-month period was mainly due to the impact of net capital additions, the negative translation impact of the weaker Canadian dollar, as well as the effect of the 2013 depreciation study on certain U.S. track and roadway properties, partly offset by some asset impairments in 2013.

Equipment rents
Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives.
These expenses increased by $15 million, or 22%, in the third quarter and $40 million, or 20%, in the first nine months of 2014 when compared to the same periods in 2013. The increase in the third quarter was primarily due to increased car hire expense and the negative translation impact of the weaker Canadian dollar. The increase in the nine-month period was primarily due to increased car hire expense, higher costs for the use of equipment from other railroads and the negative translation impact of the weaker Canadian dollar. The increases in both periods were partly offset by increased car hire income.

Casualty and other
Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses.
These expenses increased by $11 million, or 14%, in the third quarter and $45 million, or 20%, in the first nine months of 2014 when compared to the same periods in 2013. The increase in the third quarter was mainly due to higher accident-related costs and increased property taxes, partly offset by lower environmental expenses and legal claims. The increase in the nine-month period was mainly due to higher accident-related costs, increased property taxes and the negative impact of the weaker Canadian dollar, partly offset by lower workers’ compensation expenses.

Other
Interest expense
Interest expense was $94 million for the three months ended September 30, 2014 and $277 million for the nine months ended September 30, 2014, compared to $89 million and $266 million, respectively, for the same periods in 2013. The increases in both periods were mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense and the write-off of the discount on the early repayment of the Illinois Central series 99-year income debentures.

Other income (loss)
In the third quarter and first nine months of 2014, the Company recorded other loss of $2 million and other income of $94 million, respectively, compared to other income of $5 million and $75 million, respectively, in the same periods of 2013. Included in Other income (loss) for 2014 was a gain on disposal of the Deux-Montagnes subdivision of $80 million in the first quarter. Included in Other income for 2013 was a gain on exchange of easements of $29 million in the second quarter and a gain on disposal of the Lakeshore West of $40 million in the first quarter.

Canadian National Railway Company

Management’s Discussion and Analysis

Income tax expense
The Company recorded income tax expense of $337 million and $858 million for the three and nine months ended September 30, 2014, respectively, compared to $295 million and $738 million, respectively, for the same periods in 2013.
Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties, which was recorded in the first quarter.
Included in the 2013 figures was a net income tax recovery of $7 million consisting of a $19 million and a $5 million income tax expense resulting from the enactment of higher provincial corporate income tax rates, which were recorded in the third and second quarter respectively; a $15 million income tax recovery resulting from the recognition of U.S. state income tax losses, which was recorded in the second quarter; and a $16 million income tax recovery resulting from a revision of the apportionment of U.S. state income taxes which was recorded in the first quarter.
The effective tax rate for the three and nine months ended September 30, 2014 was 28.3% and 27.0%, respectively, and 29.5% and 27.2%, respectively, for the same periods in 2013. Excluding the net income tax recovery of $18 million in 2014 and $7 million in 2013, the effective tax rates for the third quarter and first nine months of 2014 were 28.3% and 27.5%, respectively, and 27.6% and 27.4%, respectively, for the same periods in 2013.

Summary of quarterly financial data

In millions, except per share data
	2014 Quarters			2013 Quarters				2012 Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Revenues	$3,118	$3,116	$2,693	$2,745	$2,698	$2,666	$2,466	$2,534
Operating income	$1,286	$1,258	$820	$967	$1,084	$1,042	$780	$922
Net income	$853	$847	$623	$635	$705	$717	$555	$610

Basic earnings per share	$1.04	$1.03	$0.75	$0.76	$0.84	$0.85	$0.65	$0.71
Diluted earnings per share	$1.04	$1.03	$0.75	$0.76	$0.84	$0.84	$0.65	$0.71

Dividend declared per share	$0.2500	$0.2500	$0.2500	$0.2150	$0.2150	$0.2150	$0.2150	$0.1875

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2014 Quarters			2013 Quarters				2012 Quarter
	Third	Second	First	Fourth	Third	Second	First	Fourth
Income tax expenses (1)	$-	$-	$-	$-	$(19)	$(5)	$-	$-
After-tax gain on disposal of property (2) (3) (4)	-	-	72	-	-	18	36	-
Impact on net income	$-	$-	$72	$-	$(19)	$13	$36	$-

Impact on basic earnings per share	$-	$-	$0.09	$-	$(0.02)	$0.01	$0.04	$-
Impact on diluted earnings per share	$-	$-	$0.09	$-	$(0.02)	$0.01	$0.04	$-

(1) Income tax expenses resulted from the enactment of provincial corporate income tax rate changes.
(2) The Company sold the Deux-Montagnes for $97 million. A gain on disposal of $80 million ($72 million after-tax) was recognized in Other income.
(3) The Company entered into an exchange of easements without monetary consideration. A gain on exchange of easements of $29 million ($18 million after-tax) was recognized in Other income.
(4) The Company sold the Lakeshore West for $52 million. A gain on disposal of $40 million ($36 million after-tax) was recognized in Other income.

Canadian National Railway Company

Management’s Discussion and Analysis

Liquidity and capital resources
The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money markets and capital markets. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has a commercial paper program, which is backstopped by its revolving credit facility, expiring on May 5, 2019. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs. The Company also has a $450 million accounts receivable securitization program that can be used to meet its liquidity needs. See the section of this MD&A entitled Available financing arrangements for additional information.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and such deficits are not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at September 30, 2014 and December 31, 2013, the Company had Cash and cash equivalents of $176 million and $214 million, respectively, Restricted cash and cash equivalents of $467 million and $448 million, respectively, and a working capital deficit of $95 million and $521 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. See the section of this MD&A entitled Available financing arrangements for additional information. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.
The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as the Company expects to continuously invest in these foreign jurisdictions.

Operating activities
	Three months ended September 30			Nine months ended September 30
In millions	2014	2013	Variance	2014	2013	Variance
Net cash receipts from customers and other	$3,213	$2,633	$580	$8,945	$7,798	$1,147
Net cash payments for:
Employee services, suppliers and other expenses	(1,561)	(1,256)	(305)	(4,757)	(4,169)	(588)
Interest	(87)	(85)	(2)	(297)	(259)	(38)
Personal injury and other claims	(14)	(16)	2	(38)	(44)	6
Pensions	(6)	(11)	5	(106)	(221)	115
Income taxes	(217)	(199)	(18)	(501)	(655)	154
Net cash provided by operating activities	$1,328	$1,066	$262	$3,246	$2,450	$796

Net cash receipts from customers and other for the three and nine months ended September 30, 2014 increased mainly due to higher revenues. Payments for employee services, suppliers and other expenses for the three and nine months ended September 30, 2014 increased principally due to higher payments for purchased services and materials, as well as increased fuel costs.
Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the U.S. and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the U.S. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2013, were filed in June 2014 and identified a going-concern surplus of approximately $1.6 billion, and a solvency deficit of approximately $1.7 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards

Canadian National Railway Company

Management’s Discussion and Analysis

Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first nine months of 2014 and 2013 of $106 million and $221 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. These pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans.
In anticipation of its future funding requirements, the Company may occasionally make voluntary contributions in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the Office of the Superintendent of Financial Institutions (OSFI) that voluntary contributions can be treated as a prepayment against the Company’s required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $250 million of such prepayments during the first nine months of 2014 and will apply approximately $75 million for the remainder of the year.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements.
Net income tax payments decreased mainly due to a lower final payment for the 2013 fiscal year made in the first quarter of 2014 as compared to the final payment for the 2012 fiscal year made in the first quarter of 2013. In 2014, net income tax payments are expected to be approximately $800 million.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Investing activities
	Three months ended September 30			Nine months ended September 30
In millions	2014	2013	Variance	2014	2013	Variance
Net cash used in investing activities	$552	$579	$27	$1,220	$1,151	$(69)

The Company’s investing activities in the first nine months of 2014 included property additions of $1,350 million, cash proceeds of $76 million from the disposal of the Guelph that occurred in the third quarter of 2014 and cash proceeds of $97 million from the disposal of the Deux-Montagnes that occurred in the first quarter of 2014. Investing activities in the first nine months of 2013 included property additions of $1,185 million and cash proceeds of $52 million from the disposal of the Lakeshore West. See the section of this MD&A entitled Disposal of property for additional information.
The following table details property additions for the three and nine months ended September 30, 2014 and 2013:

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Track and roadway	$481	$444	$1,032	$942
Rolling stock	68	26	118	112
Buildings	24	22	64	47
Information technology	32	37	86	82
Other	15	10	50	39
Gross property additions	620	539	1,350	1,222
Less: Capital leases (1)	-	-	-	37
Property additions	$620	$539	$1,350	$1,185

(1) For the nine months ended September 30, 2013, the Company recorded $37 million of assets acquired through equipment leases for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.
For 2014, the Company expects to invest approximately $2.25 billion in its capital program, of which approximately $1.2 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure.

Canadian National Railway Company

Management’s Discussion and Analysis

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.
The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Net cash provided by operating activities	$1,328	$1,066	$3,246	$2,450
Net cash used in investing activities	(552)	(579)	(1,220)	(1,151)
Net cash provided before financing activities	776	487	2,026	1,299

Adjustment:
Change in restricted cash and cash equivalents	(1)	32	19	8
Free cash flow	$775	$519	$2,045	$1,307

Financing activities
	Three months ended September 30			Nine months ended September 30
In millions	2014	2013	Variance	2014	2013	Variance
Net cash used in financing activities	$734	$394	$(340)	$2,062	$1,288	$(774)

The Company made issuances of debt, excluding commercial paper, of nil and $347 million, in the third quarter and first nine months of 2014, respectively, compared to $210 million and $715 million, respectively, for the same periods in 2013. The decrease of $368 million in the first nine months of 2014 is primarily due to lower drawings on the Company’s accounts receivable securitization program, partly offset by the February 11, 2014 issue of $250 million 2.75% Notes due 2021, which resulted in net proceeds of $247 million.
The Company made repayments of debt, excluding commercial paper, of $222 million and $795 million, in the third quarter and first nine months of 2014, respectively, compared to $104 million and $1,000 million, respectively, for the same periods in 2013. The first nine months of 2014 figures include the repayment upon maturity, on January 15, 2014, of the Company’s US$325 million 4.95% Notes, repayments on the accounts receivable securitization program, as well as repayments relating to capital lease obligations. The first nine months of 2013 figures include the repurchase by the Company, on March 12, 2013, through a wholly-owned subsidiary, of 85% of the 4.40% Notes due March 15, 2013, with a carrying value of US$340 million pursuant to a tender offer for a total cost of US$341 million, including consent payments. The remaining 15% of the 4.40% Notes with a carrying value of US$60 million were paid upon maturity. The remainder of the 2013 repayments related to the Company’s capital lease obligations and accounts receivable securitization program.
The Company made net issuances of commercial paper of $64 million (net of issuances of $854 million and repayments of $790 million) and net issuances of commercial paper of $73 million (net of issuances of $2,202 million and repayments of $2,129 million), in the third quarter and first nine months of 2014, respectively, as compared to net issuances of $58 million (net of issuances of $886 million and repayments of $828 million) and net issuances of $609 million (net of issuances of $2,512 million and repayments of $1,903 million), respectively, for the same periods in 2013.
Cash received from stock options exercised and the related excess tax benefits realized upon exercise was $11 million and $24 million, in the third quarter and first nine months of 2014, respectively, as compared to $5 million and $28 million, respectively, for the same periods in 2013.
The Company paid a quarterly dividend of $0.250 per share amounting to $204 million and $616 million, in the third quarter and first nine months of 2014, respectively, as compared to a quarterly dividend of $0.215 per share amounting to $180 million and $545 million, respectively, for the same periods in 2013.

Canadian National Railway Company

Management’s Discussion and Analysis

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	September 30,	2014	2013
Debt-to-total capitalization ratio (1)		36.3%	39.3%
Add: Impact of present value of operating lease commitments (2)		1.7%	1.8%
Adjusted debt-to-total capitalization ratio		38.0%	41.1%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated	Twelve months ended September 30,	2014	2013
Debt		$7,841	$7,498
Add: Present value of operating lease commitments (2)		583	587
Adjusted debt		8,424	8,085

Operating income		4,331	3,828
Add: Depreciation and amortization		1,025	963
EBITDA (excluding Other income)		5,356	4,791
Add: Deemed interest on operating leases		29	30
Adjusted EBITDA		$5,385	$4,821
Adjusted debt-to-adjusted EBITDA		1.56 times	1.68 times

(1) Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.
(2) The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-total capitalization ratio at September 30, 2014, as compared to the same period in 2013, was mainly due to an improvement in the funded status of the Company’s pension plans, partly offset by an increased debt level due to a net issuance of Notes and a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. The Company’s higher operating income earned for the twelve months ended September 30, 2014, partly offset by an increased debt level as at September 30, 2014, resulted in a decrease in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2013.

Available financing arrangements
Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 14, 2014, the expiry date of the agreement was extended by one year to May 5, 2019. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2014 and December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2014.

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2014, the Company had total borrowings of $350 million ($273 million as at December 31, 2013) presented in Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.12% (1.14% as at December 31, 2013).

Canadian National Railway Company

Management’s Discussion and Analysis

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On July 23, 2014, the expiry date of the agreement was extended by one year to February 1, 2017.
The Company accounts for the proceeds of its accounts receivable securitization program as a secured borrowing under Accounting Standards Codification (ASC) 860, Transfers and Servicing. As such, as at September 30, 2014, the Company recorded $50 million ($250 million as at December 31, 2013) of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.23% (1.18% as at December 31, 2013) which is secured by and limited to $56 million ($281 million as at December 31, 2013) of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2014, the Company had letters of credit drawn of $493 million ($481 million as at December 31, 2013) from a total committed amount of $514 million ($503 million as at December 31, 2013) by the various banks. As at September 30, 2014, cash and cash equivalents of $467 million ($448 million as at December 31, 2013) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Shelf prospectus and registration statement
As at September 30, 2014, the Company had used $250 million of its current shelf prospectus filed with Canadian securities regulators and its registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to $3.0 billion of debt securities in the Canadian and U.S. markets. The shelf prospectus and registration statement expires January 2016. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at September 30, 2014:
In millions	Total	2014	2015	2016	2017	2018	2019 & thereafter
Debt obligations (1)	$7,163	$400	$389	$613	$277	$585	$4,899
Interest on debt obligations	5,351	91	340	331	318	291	3,980
Capital lease obligations (2)	842	33	117	332	159	15	186
Operating lease obligations (3)	685	39	136	106	85	70	249
Purchase obligations (4)	966	368	404	182	7	3	2
Pension contributions (5)	1,195	4	189	334	334	334	-
Other long-term liabilities reflected on
the balance sheet (6)	757	24	57	44	56	42	534
Other commitments (7)	349	37	297	15	-	-	-
Total contractual obligations	$17,308	$996	$1,929	$1,957	$1,236	$1,340	$9,850

(1)
Presented net of unamortized discounts, of which $833 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $678 million which are included in “Capital lease obligations“. Also includes $50 million outstanding under the accounts receivable securitization program.

(2)	Includes $678 million of minimum lease payments and $164 million of imputed interest at rates ranging from 0.7% to 8.5%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $25 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
The Company’s pension contributions are based on actuarial funding valuations. The estimated minimum required payments for pension contributions, excluding current service cost, are based on actuarial funding valuations as at December 31, 2013 that were filed in June 2014. As a result of voluntary contributions made by the Company in prior years, there are no minimum required payments for pension contributions, excluding current service costs for 2014, for the Company’s main pension plan, the CN Pension Plan. Voluntary contributions can be treated as prepayment against the Company's required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $250 million of such prepayments during the first nine months of 2014 and will apply approximately $75 million for the remainder of the year. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans. Actuarial valuations are generally required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. See the section of this MD&A entitled Business risks, Other risks – Pensions as well as the section of the Company's 2013 Annual Report entitled Critical accounting policies – Pensions and other postretirement benefits.

(6)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

(7)
Includes estimated remaining commitments of approximately $283 million (US$252 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC) by December 31, 2015. In August 2012, the Federal Railroad Administration (FRA) reported an update of the PTC implementation progress to Congress concluding that the majority of the carriers would be unable to meet the December 31, 2015 implementation deadline. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis.
  In addition, the Company has estimated remaining commitments, through to December 31, 2016, of approximately $66 million (US$59 million), in relation to the acquisition of principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

For 2014 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Disposal of property
2014
Guelph
On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Guelph”), for cash proceeds of $76 million before transaction costs. The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph. The sale is expected to be recognized in 2018, when the Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph.

Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2013
Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to Financial Accounting Standards Board (FASB) ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements
Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 8 – Major commitments and contingencies to the Company’s  unaudited Interim Consolidated Financial Statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Stock plans
The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2013 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2014 and 2013:

	Three months ended September 30		Nine months ended September 30
In millions	2014	2013	2014	2013
Cash settled awards
Share Unit Plan (1)	$40	$17	$85	$38
Voluntary Incentive Deferral Plan (VIDP)	19	4	40	17
Total cash settled awards	59	21	125	55
Stock option awards	2	3	7	7
Total stock-based compensation expense	$61	$24	$132	$62
Tax benefit recognized in income	$16	$7	$35	$15
(1) The nine months ended September 30, 2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of performance share units by former executives.

Additional disclosures are provided in Note 5 – Stock plans to the Company’s unaudited Interim Consolidated Financial Statements.

Financial instruments
The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At September 30, 2014, the Company did not have any derivative financial instruments outstanding. At September 30, 2014, Accumulated other comprehensive loss included an unamortized gain of $7 million, $5 million after-tax ($8 million, $6 million after-tax at December 31, 2013) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt. See Note 11 – Accumulated other comprehensive loss to the Company’s unaudited Interim Consolidated Financial Statements.
Additional disclosure is provided in Note 17 – Financial instruments to the Company’s 2013 Annual Consolidated Financial Statements as well as Note 9 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

Common shares
Share repurchase programs
On October 22, 2013, the Board of Directors of the Company had approved a share repurchase program which allowed for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 22.3 million common shares for $1.4 billion under this share repurchase program.
The following table provides the information related to the share repurchase programs for the three and nine months ended September 30, 2014 and 2013:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2014	2013	2014	2013
Number of common shares repurchased (1)	4.9	7.1	16.8	22.1
Weighted-average price per share (2)	$75.55	$51.17	$65.40	$49.51
Amount of repurchase	$365	$365	$1,095	$1,095
(1)	Includes common shares purchased in the first quarters of 2014 and 2013 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

On October 21, 2014, the Board of Directors of the Company approved a new share repurchase program, which allows for the repurchase of up to 28.0 million common shares, between October 24, 2014 and October 23, 2015, pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Outstanding share data
As at October 21, 2014, the Company had 814.7 million common shares and 7.8 million stock options outstanding.

Canadian National Railway Company

Management’s Discussion and Analysis

Recent accounting pronouncement
On May 28, 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, which establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity’s contracts with customers. The core principle of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard is effective for annual and interim reporting periods beginning after December 15, 2016 and will replace most existing revenue recognition guidance within U.S. GAAP. Early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its Consolidated Financial Statements, related disclosures, as well as which transition method to apply.

Critical accounting policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2013, as well as the effect of changes to these estimates, can be found on pages 33 to 41 of the Company’s 2013 Annual Report.
As at September 30, 2014, December 31, 2013 and September 30, 2013, the Company had the following amounts outstanding relating to its critical accounting policies:

	September 30	December 31	September 30
In millions	2014	2013	2013
Pension asset	$1,867	$1,662	$123
Pension liability	315	303	330
Other postretirement benefits liability	257	256	277
Provision for personal injury and other claims	318	316	321
Provision for environmental costs	118	119	124
Net deferred income tax liability	6,848	6,400	5,810
Properties	27,410	26,227	25,383

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Canadian National Railway Company

Management’s Discussion and Analysis

Business risks
In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company, which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for the Company’s customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities like crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

Canadian National Railway Company

Management’s Discussion and Analysis

  While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at September 30, 2014, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at September 30, 2014, CN employed a total of 17,549 employees in Canada, of which 13,192 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees.
On June 19, 2014, a binding arbitration decision was rendered on the collective agreement between CN and the Teamsters Canada Rail Conference, covering approximately 3,000 mainline conductors and yard crews (TCRC-CTY). The new collective agreement will expire on July 22, 2016.
In early September 2014, the bargaining process commenced for the renewal of the following collective agreements: CN’s collective agreements with Unifor (formerly Canadian Auto Workers (CAW)) governing clerical, intermodal, shopcraft employees and owner operator truck drivers; with the Teamsters Canada Rail Conference, governing rail traffic controllers (TCRC-RCTC); and with the United Steelworkers of America governing track workers. These collective agreements will expire on December 31, 2014.
The bargaining process for the renewal of the collective agreement with the Teamsters Canada Rail Conference, governing locomotive engineers (TCRC-LE) is expected to commence in the fourth quarter of 2014. This collective agreement will expire on December 31, 2014.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at September 30, 2014, CN employed a total of 7,483 employees in the U.S., of which 6,028 were unionized employees.
As of October 21, 2014, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Railroad Company (ICRR), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, ranging up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Some of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, ICRR, WC, BLE and PCD have bargained on a local basis. Local negotiations may not generate federal intervention in a strike or lockout situation.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Canadian National Railway Company

Management’s Discussion and Analysis

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (Agency) under the Canada Transportation Act (CTA), and (ii) safety regulation by the Federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On January 22, 2014, Transport Canada initiated a comprehensive review and consultation on the liability and compensation regime for rail. On August 1, 2014, Transport Canada launched a second stage of consultations with a view to strengthen the liability and compensation regime for railways and shippers by establishing supplementary compensation for incidents involving dangerous goods.
On March 7, 2014, the Government of Canada issued an Order in Council, requiring each of the Company and Canadian Pacific Railway Company to move progressively increasing minimum volumes of grain up to a prescribed weekly minimum of 500,000 metric tonnes. On May 29, 2014, Bill C-30 came into force. It amended the CTA by requiring the Company and Canadian Pacific Railway Company to each move at least 500,000 metric tonnes of grain weekly through to August 3, 2014. Bill C-30 also allows: (1) the Government to specify minimum amounts of grain to be moved in future grain crop years, (2) the Agency to extend current interswitching limits for specific regions or specific commodities, (3) the Agency to make regulations specifying what constitutes ‘operational terms’ for the purpose of the establishment of service level agreements, and (4) the Agency to order a railway company to pay shippers for expenses incurred as a result of the railway’s failure to fulfill its service obligations. The amendments introduced by Bill C-30 are intended to remain in effect up to August 1, 2016, unless further extended by Parliament.
On June 25, 2014, the Government launched the statutory review of the CTA. The Government appointed a six-person panel to conduct this review. The panel’s report is required to be provided to the Federal Minister of Transport 18 months after their appointment.
On August 1, 2014, the Government of Canada issued an Order in Council requiring each of the Company and Canadian Pacific Railway Company to move at least 536,250 metric tonnes of grain weekly, subject to volume demand and corridor capacity during the period of August 3, 2014 to November 29, 2014. Failure to move the prescribed minimum tonnage will be subject to an administrative monetary penalty of up to $100,000 per weekly violation.
The Company received letters from a Transport Canada Enforcement Officer requiring CN to provide detailed information and documentary evidence describing the factors that contributed to CN’s failure to meet the minimum grain volume requirements in specified weeks and by how much these factors contributed to the failure.
On August 1, 2014, the Agency also issued an amendment to the interswitching regulations extending the distance to 160 kilometers from the current 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta. The Agency also issued regulations defining what constitutes ‘operational terms’ for the purpose of rail level of service arbitrations.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of areas.
On July 25, 2012, following hearings in June 2011 on the state of competition in the railroad industry, the STB commenced a proceeding to consider a proposal by the National Industrial Transportation League for competitive switching. In a first phase, parties submitted at STB’s request on March 1, 2013, a wide variety of data to assess the scope and potential impact of the proposal and submitted reply comments on May 30, 2013. The STB held hearings on March 25-26, 2014 to further review these matters.
On July 18, 2013, the STB issued a decision raising relief caps and making certain other technical changes for rate complaints brought under its simplified rate guidelines and on December 12, 2013, the STB instituted a proceeding to invite comments on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates.
On December 20, 2013, the STB instituted a rulemaking to review how it determines the rail industry’s cost of equity capital, and on April 2, 2014, joined it with a proceeding to explore its methodology for determining railroad revenue adequacy and the revenue adequacy component used in judging the reasonableness of rail rates.

Canadian National Railway Company

Management’s Discussion and Analysis

  On April 11, 2014, the STB adopted final rules, effective July 15, 2014, establishing that any person receiving rail cars from a rail carrier for loading or unloading, including third parties in addition to the consignor and consignee, who detains the cars beyond the period of free time specified in a carrier’s governing demurrage tariff will generally be liable for demurrage if the carrier has provided that person with actual notice of the carrier’s tariff establishing such liability.
On May 29, 2014, the STB instituted an advance notice of proposed rulemaking to invite comments on whether the safe harbor provision of its current fuel surcharge rules should be modified or removed.
As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Compliance with this mandate began with the third quarter of 2010 and is governed by performance metrics and standards jointly issued by the FRA and Amtrak on May 12, 2010. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a complaint with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN’s ICRR and GTW lines. CN responded on March 9, 2012 to Amtrak’s complaint. CN and Amtrak entered into STB-supervised mediation until October 4, 2012, and on joint motion of the parties shortly thereafter, the STB stayed the proceedings until July 31, 2013. The Company participated in a railroad industry challenge to the constitutionality of the joint FRA/Amtrak performance metrics and standards. On July 2, 2013, the U.S. Court of Appeals for the D.C. Circuit reversed a U.S. District Court decision and determined that Congress’ delegation to Amtrak of joint legislative authority with the FRA to promulgate the metrics and standards to be unconstitutional. In light of that decision, and on joint motion of the parties, the STB further stayed the proceedings until July 31, 2014, to provide time that may be necessary for a final resolution on the constitutionality of the metrics and standards pending further appeals. On June 23, 2014, the Supreme Court granted the Government’s petition seeking its review of the D.C. Circuit decision and will hear the case on December 8, 2014. On August 29, 2014, Amtrak filed with the STB a motion to amend its January 19, 2012 complaint against CN to limit it to a single Amtrak service over CN’s ICRR line. On September 17, 2014, CN moved to dismiss the proceeding on the basis of the D.C. Circuit’s constitutionality decision or alternatively to stay Amtrak’s motion pending the Supreme Court’s decision.
On July 30, 2013, Amtrak filed an application with the STB requesting the agency to set terms and compensation for a new CN/Amtrak Operating Agreement to replace the one that was expiring on August 11, 2013. On August 1, 2013, CN agreed to continue to make its facilities available to Amtrak during the STB’s consideration, under the terms of the expired agreement.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In the current session of Congress, legislation to repeal the rail industry’s limited antitrust exemptions (S. 638) has been introduced in the Senate, as well as a bill (S. 2777) to reauthorize funding for the STB that also addresses several economic regulatory matters, such as arbitration and STB investigation of complaints. There is no assurance that these bills or other legislation to increase federal economic regulation of the railroad industry will not progress through the legislative process.
On October 8, 2014, the STB issued a decision requiring all Class I railroads to provide each week a broad range of operational data, starting October 22, 2014. The STB is seeking to provide access to rail performance data sought by shippers and to meet the STB’s objective of promoting transparency, accountability, and improvements in rail service. The STB also directed that data specific to Chicago and a narrative summary of operating conditions in Chicago as well as Chicago Transportation Coordination Office (CTCO) contingency protocols and other industry-wide information be provided from individual railroads. In addition, the STB indicated that it will soon initiate a rulemaking to determine whether to institute permanent data reporting requirements on service performance.
The acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E) in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see the section of this MD&A entitled Contractual obligations). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company has estimated remaining commitments, through to December 31, 2016, of approximately $66 million (US$59 million), in relation to the acquisition.
The STB also imposed a five-year monitoring and oversight condition, subsequently extended by one additional year to January 2015, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. On November 8, 2012, the STB denied the request of the Village of Barrington, Illinois (Barrington) that the STB impose additional mitigation that would require CN to fund the full cost of a grade separation at a location along the EJ&E line in Barrington. On December 26, 2012, Barrington appealed the STB’s decision to the U.S. Court of Appeals for the D.C. Circuit. On July 18, 2014, the U.S. Court of Appeals for the D.C. Circuit issued its decision denying Barrington’s petition.

Canadian National Railway Company

Management’s Discussion and Analysis

  A first oversight audit of the Company’s EJ&E’s operational and environmental reporting was completed in April 2010, and after public comment was finalized by the STB in December 2010. In December 2011, the STB directed a second oversight audit that commenced on February 17, 2012, that audit was completed on April 30, 2012, and released publicly by the STB on June 18, 2012. On August 27, 2014, Barrington filed a petition requesting the STB to extend its oversight for two additional years. CN replied on September 16, 2014, in opposition to the petition.
The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. Regulatory initiatives of these U.S. government agencies may materially adversely affect the Company’s financial position or results of operations.
On November 8, 2011, the Federal Maritime Commission (FMC), which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. The Company filed comments in this proceeding on January 9, 2012. In July 2012, the FMC issued its study, which found that carriers shipping cargo through Canadian or Mexican ports violate no U.S. law, treaty, agreement, or FMC regulation. The report stated, however, that the HMT is one of many factors affecting the increased use of foreign ports for cargo bound for U.S. destinations and that amendment of the current HMT structure should be considered so as to assist U.S. seaports. On September 17, 2013, the Maritime Goods Movement Act (Bill S. 1509) was introduced and assigned to a congressional committee for consideration. The bill proposes to replace the HMT with a Maritime Goods Movement Fee which would be imposed on any U.S.-destined cargo regardless of its point of entry into North America. Among the bill's goals is to discourage diversion of U.S.-bound goods through Canadian or Mexican ports. A companion bill, H.R. 4105, was introduced on February 27, 2014 in the U.S. House of Representatives. No action has been taken on this legislation in the Senate or House.

No assurance can be given that any future regulatory or legislative initiatives by the U.S. federal government related to this inquiry and proposed legislation will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Safety regulation – Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. On May 1, 2013, Bill S-4 came into force which prohibits anyone from operating a railway without having first obtained a Railway Operating Certificate issued by the Federal Minister of Transport. The Bill also includes the ability for the government to establish Administrative Monetary Penalties in the event of contravention of prescribed provisions of the Act or regulations.
On July 23, 2013, following a significant derailment involving a non-related short-line railroad within the Province of Quebec (“Lac-Mégantic derailment”), the Federal Minister of Transport issued an Emergency Directive under the Canada Railway Safety Act to enhance the effectiveness of train securement procedures and safety across the Canadian rail industry and to help reduce the risk of unintended train movements that can lead to catastrophic accidents. CN has reviewed its safety policies for unattended trains and adjusted its safety practices to comply with Transport Canada’s order. Transport Canada also issued an order requiring all federal railways to formulate or revise rules, as the case may be, respecting the securement of unattended locomotives and crew size requirements. On November 20, 2013, the Railway Association of Canada filed revised rules on behalf of CN and its other member railway companies in compliance with this order. On December 26, 2013, the Federal Minister of Transport issued a notice approving the revised rules.
On October 17, 2013, Transport Canada issued Protective Direction No. 31 under the Transportation of Dangerous Goods Act requiring any person offering crude oil for transport to test the classification of the crude oil being offered.
On November 20, 2013, Transport Canada issued Protective Direction No. 32 under the Transportation of Dangerous Goods Act, requiring railway companies to provide designated municipal emergency planning officials with yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through the municipality.
On February 8, 2014, Transport Canada published for comments proposed new regulations for highway-railway crossings. These regulations specify specific standards for new crossings and require that existing crossings be upgraded to basic safety standards within five years.
   On March 15, 2014, Transport Canada published for comments proposed new regulations governing railway operating certificates. They specify the safety and operating requirements that must be met in order to obtain a railway operating certificate, which will be an operating requirement for all federally-regulated railway carriers and local carriers operating on the railway lines of federally regulated carriers.

Canadian National Railway Company

Management’s Discussion and Analysis

On April 23, 2014, Transport Canada issued an Emergency Directive under the Railway Safety Act requiring railway companies to operate certain trains carrying dangerous commodities at speeds not to exceed 50 miles per hour. In addition, on the same date, Transport Canada issued a separate order under the Railway Safety Act requiring railway companies to formulate rules that would replace the Emergency Directive on a permanent basis. These rules are under development. Transport Canada further ordered railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods.
On April 23, 2014, Transport Canada also issued Protective Directions 33 and 34 respectively requiring an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids and prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods.
 On May 17, 2014, Transport Canada published for comments proposed new regulations setting out the administrative monetary penalties that could be issued for violations of the Railway Safety Act and its associated regulations.
On July 5, 2014, Transport Canada published for comments proposed new Railway Safety Management System Regulations that would require federally regulated railway companies (and other carriers operating over federally regulated companies’ trackage) to implement safety management systems.
 On July 15, 2014, Transport Canada issued Regulations Amending the Transportation of Dangerous Goods Regulations, which specifies new standards for tank cars as well as the procedures and processes for classification of dangerous goods and sampling methods used by the consignors and carriers of petroleum crude oil.

Safety regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, Positive Train Control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation of PTC in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. CN’s total implementation costs associated with PTC are estimated to be US$335 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and is working with the FRA to ensure that its operations conform to the law’s requirements.
In August 2012, the FRA reported an update of the PTC implementation progress to Congress concluding that the majority of the carriers would be unable to meet the December 31, 2015 implementation deadline. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis.
In May 2013, the Federal Communications Commission (FCC) suspended its normal processes to review possible impacts to historic properties, including tribal historic and cultural artifacts, of the installation of tens of thousands of poles industry-wide that are required to host PTC radio operations while it considered changes to those procedures needed to accommodate that volume. On May 16, 2014, the FCC lifted its suspension upon the Advisory Council on Historic Preservation (ACHP) approval of modifications to the FCC’s usual procedures for historic preservation review. The Association of American Railroads (AAR) reported that despite these modifications, the railroad industry will still not be able to install interoperable PTC on the entire U.S. network by the December 31, 2015 deadline.
In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, FRA and the Pipeline and Hazardous Materials Safety Administration (PHMSA) issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, AAR amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials (Circular No. OT-55-N) by expanding the definition of a “key train” (for which heightened operating safeguards are required) to include trains carrying one tank car load of poison or toxic inhalation hazard, anhydrous ammonia, or ammonia solutions and to include trains carrying 20 car loads or portable tank loads of any combination of hazardous materials (including ethanol and crude oil).
On August 12, 2013, the FRA established the Railroad Safety Advisory Committee (RSAC) to provide advice and recommendations to the FRA on railroad safety matters. The FRA’s Emergency Order No. 28 resulted in four new tasks accepted by the RSAC. The four tasks are: train crew size; operational testing for securement; securement and hazardous material issues. Certain of the RSAC four task groups have produced recommendations that would be considered for future rulemakings. CN is an active participant in all four task groups.

Canadian National Railway Company

Management’s Discussion and Analysis

  On September 6, 2013, PHMSA published an Advance Notice of Proposed Rulemaking (ANPRM) considering improvement of the regulations related to the transportation by rail of hazardous materials in tank cars. On November 14, 2013, CN was a participant in AAR’s comments filed with PHMSA in this proceeding, which urged PHMSA to require that all tank cars used to transport flammable liquids be retrofitted or phased out, and that new cars be built to more stringent standards. The AAR comments included specific tank cars safety standard improvements, which AAR maintained will substantially decrease the likelihood of a release if a tank car is involved in an accident.
On January 23, 2014, the National Transportation Safety Board (NTSB) issued a series of recommendations to the U.S. Department of Transportation, to address the safety risk of transporting crude oil by rail. The NTSB’s recommendations complement those issued by the TSB and specifically: (1) require expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas; (2) development of an FRA/PHMSA audit program to ensure that railroads carrying petroleum products have adequate emergency response capabilities to address worst-case discharges of the product; and (3) require audits of shippers and railroads to ensure that they are properly classifying hazardous materials being transported and that they have adequate safety and security plans in place.
On August 1, 2014, PHMSA published a Notice of Proposed Rulemaking aimed at improving the safe transportation of flammable liquids by rail, addressing operating rules, specifications for new tank cars, and the retrofit of existing tank cars. Concurrently, PHMSA issued an ANPRM on comprehensive oil spill response planning. CN was a participant in AAR’s comments filed with PHMSA in these two proceedings on September 30, 2014. AAR addressed speed limits for trains with at least one legacy DOT-111 tank car moving flammable liquids, urged PHMSA to refrain from requiring electronically controlled pneumatic brakes on tank cars used to move flammable liquids, advocated specific increases in federal tank car specifications, requested that crude oil routing information not be disclosed to State Emergency Response Commissions, and urged a requirement for the aggressive retrofit or phase out of existing flammable liquid tank cars as soon as possible while still enabling the industry to meet the demands for rail movement of flammable liquids.
On September 10, 2014, legislation was introduced in the U.S. Senate (S. 2784) that proposes a number of new rail safety requirements, including inward and outward facing cameras and redundant signal protection to protect maintenance of way workers, while also making significant changes to FRA civil penalty levels, requiring studies on rail operations that block crossings and on train lengths, and mandating that trains transporting high-hazard flammables and operating with any legacy DOT-111 tank cars maintain a speed limit of 40 miles per hour in areas with a population of 100,000 or more. A second bill introduced in the Senate in September (S. 2858) would create strong penalties for railroads that violate safety standards, would require standardized hazardous materials information to support first responders, and improved risk-assessment and decision-making tools for railroads.

No assurance can be given that these or any future regulatory or legislative initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i)	Border security arrangements, pursuant to an agreement the Company and Canadian Pacific Railway Company entered into with the CBP and the CBSA.

(ii)	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii)	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv)	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Canadian National Railway Company

Management’s Discussion and Analysis

Transportation of hazardous materials
The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i)
The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii)
The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii)	The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport toxic inhalation hazard materials and to limit the operating conditions of such cars.

(iv)
In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Radio communications
The Company uses radios for a variety of operational purposes. Licenses for these activities, as well as the transfer or assignment of these licenses, require authorization of the FCC. The Company uncovered a number of instances where such authorization was not obtained and disclosed those instances to the FCC on a voluntary basis. The FCC initiated an investigation which was ultimately resolved with the Company agreeing, amongst other, to maintain internal compliance policies that the Company had instituted prior to the investigation, and implement a three-year compliance plan with additional compliance and reporting obligations.

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pensions
Overall returns in the capital markets and the level of interest rates affect the funded status of the Company’s defined benefit pension plans.
For accounting purposes, the funded status of all pension plans is calculated at the measurement date, which for the Company is December 31, using generally accepted accounting principles. Adverse changes with respect to pension plan returns and the level of interest rates from the last measurement date may have a material adverse effect on the funded status and significantly impact future pension expense.
For funding purposes, the funded status of the Canadian pension plans is calculated to determine the required level of contributions using going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries (CIA). Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a

Canadian National Railway Company

Management’s Discussion and Analysis

material adverse effect on the funded status of the plans and the Company’s results of operations. The Company’s funding requirements are determined upon completion of actuarial valuations which are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2013, were filed in June 2014 and identified a going-concern surplus of approximately $1.6 billion and a solvency deficit of approximately $1.7 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date. Actuarial valuations are also required annually for the Company’s U.S. pension plans.
Pension contributions made in the first nine months of 2014 and 2013 of $106 million and $221 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. The pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans.
In anticipation of its future funding requirements, the Company may occasionally make voluntary contributions in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the OSFI that voluntary contributions can be treated as a prepayment against the Company’s required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $250 million of such prepayments during the first nine months of 2014 and will apply approximately $75 million for the remainder of the year.
On February 13, 2014, the CIA published a final report on Canadian Pensioners’ Mortality (Report). The Report contains Canadian pensioners’ mortality tables and improvement scales based on experience studies conducted by the CIA. Based on the CIA’s report, the overall level of recent mortality experience is significantly lower than that anticipated by the mortality tables commonly used. Furthermore, improvement rates experienced in recent years have been substantially higher than commonly anticipated. The conclusions in the final Report are in-line with the draft Report that was issued in 2013 and that was taken into account in selecting management’s best estimate mortality assumption used to calculate the projected benefit obligation for the December 31, 2013 year-end. The Report is not expected to have a significant impact on CN’s projected benefit obligation in 2014.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. To manage its credit risk on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Canadian National Railway Company

Management’s Discussion and Analysis

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 30% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $10 million to $15 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other mitigation programs in place, a cyber security attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Canadian National Railway Company

Management’s Discussion and Analysis

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures
The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of September 30, 2014, have concluded that the Company’s disclosure controls and procedures were effective.
During the third quarter ended September 30, 2014, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2013 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
October 21, 2014

Canadian National Railway Company

Item 4
Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  October 23, 2014
/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item 5
Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 23, 2014

/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	October 23, 2014	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel